INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
	American Gas Index Fund, Inc.:
We have examined management's assertion about
American Gas Index Fund, Inc.'s (the Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company
Act of 1940 (the "Act") as of March 31, 2001, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2001, and with respect to agreement of security purchases and sales, for the period from January 19, 2001 (the date of our last examination) through March 31, 2001:

* Confirmation of all securities held by FBR National
Bank & Trust, formerly Rushmore Trust and
Savings, FSB (the "Bank") in book entry form for the account of the Fund;

* Confirmation from the Bank that the securities held for the account of the Fund were held for the account of Rushmore Trust by Mellon Bank, N.A.
("Mellon"), as agent for the Bank;

* Confirmation with Mellon of all securities held by Mellon in book entry form for the account of the Bank;

* Confirmation with brokers that all purchases and sales outstanding were in agreement with the Fund's records;

* Reconciliation of all such securities to the books and records of the Rushmore Trust and the Fund;

* Confirmation of all repurchase agreements with brokers and agreement of underlying collateral with the broker's records; and

* Agreement of selected security purchases and security sales since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that American
Gas Index Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31,
2001 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Audit Committee of the Board of Directors of American Gas Index Fund, Inc.
and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


April 25, 2001



Management Statement Regarding Compliance with Certain Provisions of the Investment Company
Act of 1940


We, as members of management of American Gas Index, Fund, Inc. (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2001 and from January 19, 2001 (the date of Deloitte & Touche LLP's last examination) through March 31, 2001.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2001 and from January 19, 2001 (the date of Deloitte & Touche LLP's last examination) through March
31, 2001, with respect to securities reflected in the investment accounts of American Gas Index Fund, Inc.


Richard J. Garvey
Chairman of the Board



Edward J. Karpowicz
Controller